SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: SUNAMERICA FOCUSED ALPHA GROWTH FUND, INC.

Address of Principal Business Office:

Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311

Telephone Number: 800-858-8850

Name and address of agent for service of process:

Thomas Lynch, Esq.
Assistant General Counsel
AIG SunAmerica Asset Management Corp.
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311

Copies to:

Jon S. Rand, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, N.Y. 10112

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☑ NO ☐

SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Jersey City, in the State of New Jersey on the 18th day of May, 2005.

SUNAMERICA FOCUSED ALPHA GROWTH FUND, INC.
By:	/s/ Vincent Marra
Vincent Marra
President

Attest:	/s/ Thomas Lynch
Thomas Lynch
Secretary